UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Eloqua, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

290139104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290139104	13G	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,163,934
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,163,934
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,163,934
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.96%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Calculated based upon 34,525,681 shares of the Issuer’s common stock outstanding as of December 17, 2012, as set forth in the Agreement and Plan of Merger, dated as of December 19, 2012 (the “Merger Agreement”), among the Issuer, OC Acquisition LLC, Oracle Corporation and Esperanza Acquisition Corporation, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2012.

CUSIP No. 290139104	13G	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,163,934
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,163,934
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,163,934
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.96%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Calculated based upon 34,525,681 shares of the Issuer’s common stock outstanding as of December 17, 2012, as set forth in the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2012.

CUSIP No. 290139104	13G	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 722,950
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 722,950
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,163,934
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.96%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Calculated based upon 34,525,681 shares of the Issuer’s common stock outstanding as of December 17, 2012, as set forth in the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2012.

CUSIP No. 290139104	13G	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BVP VII Institutional E Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 722,950
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 722,950
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,163,934
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.96%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Calculated based upon 34,525,681 shares of the Issuer’s common stock outstanding as of December 17, 2012, as set forth in the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2012.

CUSIP No. 290139104	13G	Page 6 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,440,984
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,440,984
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,163,934
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.96%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Calculated based upon 34,525,681 shares of the Issuer’s common stock outstanding as of December 17, 2012, as set forth in the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2012.

CUSIP No. 290139104	13G	Page 7 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BVP VII E Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,440,984
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,440,984
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,163,934
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.96%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Calculated based upon 34,525,681 shares of the Issuer’s common stock outstanding as of December 17, 2012, as set forth in the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2012.

CUSIP No. 290139104	13G	Page 8 of 17 Pages

Item 1(a).	Name of Issuer:

Eloqua, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1921 Gallows Road, Suite 200, Vienna, VA 22182-3900

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares (the “Shares”) of common stock (“Common Stock”) of the Issuer directly owned by BVP VII Institutional E Ltd. (“BVP Institutional E”) and BVP VII E Ltd. (“BVP E” and, collectively with BVP E, the “Funds”).

(a) Deer VII & Co. Ltd. (“Deer Ltd.”) is the general partner of Deer VII & Co. L.P. (“Deer VII”), and the sole director of each of the Funds;

(b) Deer VII is the general partner of Bessemer Venture Partners VII Institutional L.P. (“BVP VII Institutional”) and Bessemer Venture Partners VII L.P. (“BVP VII”);

(c) BVP Institutional E is a wholly owned subsidiary of BVP VII Institutional and directly owns 722,950 Shares; and

(d) BVP E is a wholly owned subsidiary of BVP VII and directly owns 4,440,984 Shares.

Deer Ltd., Deer VII, BVP VII Institutional, BVP VII, BVP E, BVP Institutional E, and Deer Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons: c/o Bessemer Venture Partners 1865 Palmer Avenue; Suite 104 Larchmont, NY 10583

Item 2(c).	Citizenship:

Deer Ltd. — Cayman Islands Deer VII — Delaware BVP VII Institutional — Delaware BVP VII — Delaware BVP Institutional E — Cayman Islands BVP E — Cayman Islands

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:

290139104

Item 3.	Not Applicable.

CUSIP No. 290139104	13G	Page 9 of 17 Pages

Item 4.	Ownership.

For Deer Ltd:

	(a)	Amount beneficially owned:

5,163,934 shares of Common Stock

	(b)	Percent of class:

14.96%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

5,163,934

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

5,163,934

(iv) Shared power to dispose or to direct the disposition of:

-0-

For Deer VII:

	(a)	Amount beneficially owned:

5,163,934 shares of Common Stock

	(b)	Percent of class:

14.96%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

5,163,934

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

5,163,934

(iv) Shared power to dispose or to direct the disposition of:

-0-

For BVP VII Institutional:

	(a)	Amount beneficially owned:

5,163,934 shares of Common Stock

	(b)	Percent of class:

14.96%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

722,950

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

722,950

(iv) Shared power to dispose or to direct the disposition of:

-0-

CUSIP No. 290139104	13G	Page 10 of 17 Pages

For BVP Institutional E:

(a)	Amount beneficially owned:

5,163,934 shares of Common Stock

(b)	Percent of class:

14.96%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

722,950

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

722,950

(iv) Shared power to dispose or to direct the disposition of:

-0-

For BVP VII:

(a)	Amount beneficially owned:

5,163,934 shares of Common Stock

(b)	Percent of class:

14.96%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

4,154,928

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

4,154,928

(iv) Shared power to dispose or to direct the disposition of:

-0-

For BVP E:

(a)	Amount beneficially owned:

5,163,934 shares of Common Stock

(b)	Percent of class:

14.96%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

4,440,984

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

4,440,984

(iv) Shared power to dispose or to direct the disposition of:

-0-

CUSIP No. 290139104	13G	Page 11 of 17 Pages

Item 5. Ownership of Five Percent or Less of a Class

On December 20, 2012, the Issuer announced that it had entered into the Merger Agreement , whereby Oracle Corporation agreed to acquire all of the outstanding shares of Common Stock of the Issuer for $23.50 per share.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the sole shareholder of BVP E, BVP VII may be deemed to beneficially own all 4,440,984 Shares held directly by BVP E and have the power to direct the dividends from or the proceeds of the sale of such Shares.

As the sole shareholder of BVP Institutional E, BVP VII Institutional may be deemed to beneficially own all 772,950 Shares held directly by BVP E and have the power to direct the dividends from or the proceeds of the sale of such Shares.

As the general partner of BVP VII Institutional and BVP VII, Deer VII may be deemed to beneficially own all 5,163,934 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

As the general partner of Deer VII, Deer Ltd. may be deemed to beneficially own all 5,163,934 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 290139104	13G	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BVP VII E LTD.

By:	Deer VII & Co. Ltd., its sole director

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. 290139104	13G	Page 13 of 17 Pages

BVP VII INSTITUIONAL E LTD.

By:	Deer VII & Co. Ltd., its sole director

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. 290139104	13G	Page 14 of 17 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group

CUSIP No. 290139104	13G	Page 15 of 17 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 12, 2013

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. 290139104	13G	Page 16 of 17 Pages

BVP VII E LTD.

By:	Deer VII & Co. Ltd., its sole director

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BVP VII INSTITUIONAL E LTD.

By:	Deer VII & Co. Ltd., its sole director

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. 290139104	13G	Page 17 of 17 Pages

Exhibit 2

Members of Group

Deer VII & Co. Ltd.

Deer VII & Co. L.P.

Bessemer Venture Partners VII Institutional L.P.

Bessemer Venture Partners VII L.P.

BVP VII Institutional E Ltd.

BVP VII E Ltd.